FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August 2006

Commission File Number:	0-25672

MIRAMAR MINING CORPORATION

(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 3, 2006

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

August 2, 2006	NEWS RELEASE 06-17	MAE - TSE
MNG-AMEX

Miramar Mining Reports Next Step in Doris North Permitting Process

- Federal Minister Concurs with NIRB decision that Project Should Move Forward -

VANCOUVER -- Miramar Mining Corporation today was pleased to announce acceptance by the Minister of Indian and Northern Affairs Canada (INAC) of the Nunavut Impact Review Board’s (NIRB) recommendation that Miramar’s proposed Doris North Project should proceed.

In March 2006, the NIRB completed its review of the environmental impact assessment of the Doris North Project and recommended to the Minister of INAC that the Project should be given approval to obtain the required permits for construction. The NIRB recommendation included 35 conditions, all of which Miramar believes are achievable.

In a letter dated July 28, 2006, the Minister of INAC accepted NIRB’s recommendation that Doris North can proceed and also advised that the other federal departments with jurisdictional responsibility in relation to Doris North have also concurred with this decision.

“We are delighted,” said Tony Walsh, Miramar’s President & CEO. “The Minister’s decision opens the door for us to get down to business. We are now in the last leg of the permitting process for Doris North and hope that Nunavut’s first new gold mine can get up and running on schedule.” he said.

The next step is for NIRB to issue a project certificate which would allow the Nunavut Water Board (NWB) to schedule and hold hearings into the granting of a water licence for the project. Assuming a positive NWB decision, the Minister would determine whether to approve the water licence. The Project will also need a number of other permits, such as authorizations from the Department of Fisheries and Oceans and a foreshore lease from INAC for the jetty and surface leases from the Kitikmeot Inuit Association. Miramar has taken steps towards obtaining all required permits.

Subject to timely progress in obtaining necessary permits, Miramar plans to start procurement and mobilizing of equipment with the intention of moving as much material possible in the shipping season of 2007. Dependent on receipt of all final licences and permits, Miramar hopes to be operating at Doris North in mid 2008.

For more information on Miramar Mining Corporation and its projects visit our website at www.miramarmining.com.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

Forward Looking Statements

Statements relating to planned permitting, construction and operation and commencement of production at the Doris North Mine at the Hope Bay project forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all or that conditions imposed in connection with those permits may not be achievable on an economic basis; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the need for commercial cooperation with NRIB, NWB and other governmental agencies, the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO

Miramar Mining Corporation

Tel: (604) 985-2572            Fax: (604) 980-0731

Toll Free: 1-800-663-8780

Email: info@miramarmining.com